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January 30, 2009

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Art Dimensions, Inc. (the Company)
Amendment No 1 to Form S-1 Registration Statement
File Number: 333-153683

Dear Mr Owings;

    This is in response to your December 18, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1.           We note that in response to comment one of our October 24, 2008 letter you have amended the Registration Facing Page to conform to the requirements of Form S-I. We reissue our comment as it relates to the item numbers referenced in Part II of your filing. Please revise your filing to ensure that it complies in full with the current reporting obligations of smaller reporting companies.

The Company has made the required changes

2.           We note your response to comment three of our October 24, 2008 letter. Please tell us why you believe that the spin-off meets the conditions of the Staff Legal Bulletin No.4 and, in doing so, discuss your compliance with each factor, For example, please discuss why you believe that the spin-off will be pro rata when you indicate that fractional shares will be rounded to the next whole share. Also, it appears that your response may be incomplete. Specifically, please discuss what is meant by “[t]he Company’s plan to provide full and complete disclosure with respect its operations (sic) and to comply with the registration requirements of the Securities Act of 1933.” Also, we reissue the portion of comment three that you should identify Art Design, Inc. as a selling shareholder or explain to us why you do not believe this is necessary.

The Staff has asked us to discuss our compliance with each factor of Staff Legal Bulletin No.4. As you know, there are five factors:

“Parent shareholders do not provide consideration for the spun-off shares.” In this case, no consideration is being paid by the parent shareholder.

Mr. H. Christopher Owings
January 30, 2009

“The spin-off is pro-rata to the parent shareholders.” This spin-off is pro-rata one share for ten shares. The rounding up for fractional shares is immaterial and does not affect the proportion of ownership of the Company.

“The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading market.” The parent has filed a registration statement to provide such adequate information. The statement “the Company’s plan is to provide full and complete disclosure with respect to its operations and to comply with the registration requirements of the Securities Act of 1933” is meant to emphasize the parent’s due compliance through the Company with this factor.

“The parent has a valid business purpose for the spin-off.”  The parent has articulated a detailed plan for a valid business purpose, which it has discussed in the registration statement.

“If the parent spins-off ‘restricted securities,’ it has held those securities for at least two years.” This provision does not apply to this registration statement since there is an exception to the holding period factor in the Staff Bulletin where the parent has formed the subsidiary, as is the case here.”

In summary, the Company believes that it meets all of the factors.

With respect to selling shareholder issue, the parent does not believe that it is selling these shares and should be considered a selling shareholder. The parent is making a distribution of a part of its assets to its owners [shareholders] for which it is not receiving any consideration. There is no sale under such circumstances.

Inside Front and Outside Back Cover Pages of Prospectus

3.           We reissue comment four of our October 24, 2008 letter. We note your response but it appears that the “subject to completion” legend has not been removed as you indicate.

The Company has made the required revision.

Mr. H. Christopher Owings
January 30, 2009

Forward-looking Statements, page 4

4.           We reissue comment six of our October 24, 2008 letter. We note your response that you corrected the inaccurate reference to your risk factors section, but it appears that the reference remains.

The Company has made the required revision.

Risk Factors, page 5

5.           Please revise your disclosure regarding revenues and net loss for the period ended September 30, 2008 to be consistent with amounts presented in the financial statements.

The Company has made the required revisions.

6.           We note your revisions in response to prior comment 11 our October 24, 2008 letter. Specifically, the risk factor on page 8 entitled “Our ability to grow our business depends on relationships with others...,” states in the title that you have no established relationships at this time and yet the text of the risk factor itself says that you “do not have a significant number of clients” (emphasis added). Please revise or advise as these statements would appear to be inconsistent with one another.

The Company has made the required revisions.

7.   We note on page 8 you state that you “have not presented [your] service and product offering to the potential market.” However, on page 19 you state that you “have had revenue during the period ended September 30, 2008.” Please explain, with a view towards disclosure, how you have revenues if you have not presented your service and product offering to the potential market. In doing so, please clarify your reference to “the potential market.”

The Company has provided additional clarification. The Company has begun operations and has started generating revenue.

8.          We reissue comment 13 our October 24, 2008 letter. We note your response, however, we are unable to identify where your disclosure has been revised to address our comment. For example, we note that you have retained the two risk factors that address competition on pages 8 and 9. Please revise or identify where your disclosure was revised and why you believe further revisions are unnecessary.

The Company has made the required revisions and combined risk factors as appropriate.

Background and Reasons for the Spin-Off, page 14

Mr. H. Christopher Owings
January 30, 2009

9.    We refer you to prior comments seven and 16 of our October 24, 2008 letter. We note your response and revised disclosure on page 14 indicating that Art Dimensions was formed under the belief that “the companies have two unique and distinct business plans   Please disclose the basis for your belief that the companies have two unique and distinct business plans. And, in light of your revised disclosure that the companies’ business plans are unique and distinct, please explain your related disclosure regarding the prior concerns relating to potential for a conflict of interest between the companies. Explain what those potential conflicts were and whether they might continue after the spin-off.

The Company has provided additional clarification in several places in the registration statement.

Capitalization, page 15

10.   Please revise your capitalization table so that it agrees with the amounts presented in your financial statements. Specifically, it appears that total current liabilities and total liabilities differ from amounts presented in your balance sheet.

       The Company has made the required revisions.

Selected Financial Data, page 16

11.   Please revise your presentation of selected financial data so that it agrees with the amounts presented in your financial statements. Specifically, it appears that total assets and current assets differ from the balances presented in your financial statements.

The Company has made the required revisions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page Liquidity and Capital Resources. page 18

Results of Operations. page 17

12.    We note that you amended the description of the doubt your accountants have expressed regarding your ability to continue as a going concern. Specifically, you deleted the reference to expenditures related to marketing efforts and now only reference expenditures in connection with general and administrative expenses. We note, however, that in note 6 to the financial statements you continue to indicate that you will likely be required to make “significant future expenditures in connection with marketing efforts.” Please revise your disclosure to be consistent with the notes to your financial statements. In revising your disclosure, please refer back to comment 31 of our October 24, 2008, and ensure any such revisions also address this comment.

The Company has made the required revisions.

Mr. H. Christopher Owings
January 30, 2009

13.   We have reviewed your responses to comments 17 and 28 in our letter dated October 24, 2008 and the revisions to your disclosure Please further revise your disclosures under the Summary Information, Risk Factors, Management’s Discussion and Analysis and Business sections of your filing to clearly and consistently describe your current and planned business operations. In this regard, on pages 4 and 8 you disclose that your business is “to provide art consulting and marketing services and advise or represent individuals who are in the business of creating, producing or selling art” and that all of your revenue and gross profit are expected to come from providing such services. However, on pages 17 and 21 you disclose that you also earn revenue from the sale of art products and interior design products.

The Company has made the required revisions in several places in the registration statement.

14.    We note that the majority of your revenue was from one client and that you do not expect sales to this client to recur. Please clarify whether this revenue was related to the provision of services or the sale of products and disclose why you do not expect recurring business from this client.

The Company has provided additional clarification.

Liquidity and Capital Resources, page 18

15.   We note your response to comment 22 of our October 24, 2008 letter and your revised disclosure on page 18 that you “believe that the funds which Spyglass can provide will sustain [you] at least through May 31, 2009.” In comparison, we note that in the preceding paragraph you state that you have sufficient capital in the short term because you “believe that [you] can attract sufficient product sales and services within [your] present organizational structure and resources to become profitable in [your] operations.” Please revise to specifically state when you believe your product sales and services will be sufficient to support your capital needs.

The Company has provided additional clarification.

  16.   We note your revised disclosure on page 21 stating “[i}f we are unable to raise funds to cover any operating deficit after May 31, 2009, with a possible extension to May 31, 2010, our business may fail” (emphasis added). Please revise to specifically state how long you anticipate relying on the loan with Spyglass. Please also tell us how you intend to repay any amounts that you utilize from the loan.

The Company has made the required revisions.

17.   Based on our review of your response to comment 46 in our letter dated October 24, 2008, we note that Spyglass is under no binding obligation to lend you money under the note agreement. Please revise your liquidity discussion to clarify this term of the note agreement and disclose the impact on your business should Spyglass choose not to lend to you.

The Company has provided additional clarification.

Mr. H. Christopher Owings
January 30, 2009

Critical Accounting Policies. page 19

18.   We reviewed your revised disclosure provided in response to comment 23 in our letter dated October 24, 2008. Please further revise this disclosure to discuss your most significant accounting policies in Management’s Discussion and Analysis. This revised discussion should not merely refer the reader to the notes to your financial statements. Rather, you should provide a discussion of your accounting policies which may be subject to variability due to the levels of subjectivity and judgment required in their application in Management’s Discussion and Analysis. For example, it appears that your revenue recognition policies, particularly ‘with respect to revenues from consulting, marketing and design services, may require a high degree of judgment and have a material impact on your financial condition or operating performance. Please reevaluate your accounting policies to determine which ones involve estimates and assumptions that are critical to your business and revise your disclosures to provide the additional information required. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

   The Company has provided additional disclosure.

Business, page 21

19.   We note your responses to comments 17 and 28 our October 24, 2008 letter, and your revised disclosure on page 21 that your plan is to “provide both services and products” to your clients and that you will sell interior design products to artists or their clients. This disclosure appears inconsistent with similar disclosure throughout your filing as it appears that this is the first and only instance where you disclose your intention to sell interior design products. Please revise your filing to further describe your intentions to sell interior design products and also ensure that all of the descriptions of your business are consistent and complete. Please also explain whether you expect your client base of artists to both retain your services and purchase your products and why, or if you expect to service different clients depending upon the type of services you will provide or products you will sell.

The Company has made the required revisions.

20    We reissue comment 30 of our October 24, 2008 letter. We note that you state that the company has provided the additional disclosure, but it does not appear that additional disclosure was provided regarding your strategy to grow your business. Please revise or specifically identify  the additional disclosure.

The Company has made the required revisions.

Operations. Management and Employees, page 22

21.   We reissue comment 25 of our October 24, 2008 letter. We note your response that you do not plan to create a website, but pages 21 and 22 reference operating through a website. Please revise.

   The Company has provided additional clarification.

Mr. H. Christopher Owings
January 30, 2009

Certain Relationships and Related Transactions, page 24

22    We reissue comment 34 of our October 24, 2008 letter. We note your response stating that the amount at issue is below $60,000 and neither Ms. Gregarek nor Ms. Sheehan has received any consideration. These facts do not alter the disclosure requirements of Item 404(c) of Regulation S-K, which requires disclosure of the nature and amount of anything of value received by promoters. Accordingly, please revise your disclosure to comply with the requirements of Item 404(c) or explain why you do not believe such disclosure is required.

   The Company has provided additional clarification.

Description of Securities. page 28

23.   We reissue comment 40 of our October 24, 2008 letter. Reports to Stockholders, page 29

The Company has made the required revisions.

Reports to Stockholders, page 29

24    We reissue comment 41 of our October 24, 2008 letter. We note that you have revised your disclosure to indicate that you will furnish annual reports but your disclosure continues to state that you will issue quarterly reports or other interim reports “as [you] deem appropriate.” Your use of the verb “issue” as it relates to quarterly reports is unclear considering you are required to file with us your annual and quarterly reports pursuant to Section 15(d) of the Securities Exchange Act of 1934. Please revise or advise.

The Company has provided additional clarification.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements. page F-1

Note 1. Organization, Operations and Summary of Significant Accounting Policies, page F-7

Inventories, page F-S

25.   We reviewed the disclosure added in response to comment 42 in our letter dated October 24, 2008.  Please revise to clarify that costs of goods sold include inventory costs for those inventory items sold during the period.

Comment complied with. See added disclosure to “Inventories” Footnote 1.

Mr. H. Christopher Owings
January 30, 2009

Revenue Recognition, page F-S

26.   We reviewed the disclosure added in response to comment 50 in our letter dated October 24, 2008.  Please disclose whether you recognize revenue from the provision of services performed under contract using the percentage of completion method and, if not, explain to us why your accounting is appropriate. In doing so, explain to us the terms of your service contracts.

The Company’s service contracts for consulting or marketing are generally similar to standard employment agreement contracts in that they may be terminated by either side at anytime with reasonable notice, and therefore unlike a construction contract where the contractor must finish the job lending the process to percentage of completion accounting, the Company’s service contracts call for billings for time spent, or payment upon the sale of a certain item. See added clarifying disclosure to “Revenue Recognition” Footnote 1.

Products and Services, Geographic Areas and Major Customers, page F-9

27.    Please revise your disclosure regarding the amount of sales for the period ended September 30, 2008 to be consistent with the amount presented in your financial statements.

Comment complied with. See revision to “Products and services…….” Footnote 1.

Note 4. Stock Compensation. page F-9

28.   We reviewed the disclosure added in response to comment 45 in our letter dated October 24, 2008. You disclose that volatility was calculated using the stock prices of a limited activity public entity. Since it appears that you may not have used your own stock price to estimate expected volatility, please provide all of the disclosures required by paragraph A240.e(2)(b) of SFAS 123(R). Specifically, please disclose why it is not practicable to estimate the expected volatility of your share price, the appropriate industry index you have selected and your reasons for selecting that index.

Comment complied with. See additional disclosure to Footnote 4. Please note that no index exists of which we are aware that applies to companies with very limited activity, thus the use of share prices of a limited activity public company as opposed to an index, which we believe to be consistent with guidance set forth in paragraphs A22 and A32(c) of SFAS 123( R ).

Undertakings. page 11-3

29.           We note that you revised your undertakings to differ from those set forth in Item 512(a) of Regulation S-K. Please include the undertakings as set forth in Item 5 12(a) of Regulation S-K, as appropriate, or explain why you believe these are not applicable.

The Company has made the appropriate revisions.

Mr. H. Christopher Owings
January 30, 2009

Signatures, page II-4

30.   We reissue comment 52 of our October 24, 2008 letter. We note your response that the company has provided additional disclosure, but it appears that the certification language remains unchanged.

The Company has made the appropriate revisions.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner